Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission
Washington, DC 20549

December 17, 2025

Re:	Wahed Real Estate Fund I LLC

Amended Offering Statement on Form 1-A

File No. 024-12677

Ladies and Gentlemen:

On behalf of Wahed Real Estate Fund I LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00 P.M., Eastern Time, on Friday, December 19, 2025, or as soon thereafter as is practicable.

Sincerely,

/s/ Ahmar Shaikh
Ahmar Shaikh
Manager
Wahed Financial LLC, Manager of the Company

Cc:	Jeanne Campanelli

CrowdCheck Law LLP